FORM 6-K/A
                                 AMENDMENT NO. 1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2003
     (containing quarterly information for the quarter ended June 30, 2003)


                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                1A Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X              Form 40-F
                              ---                       ---
         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                         No  X
                             ---                        ---
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                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K

                                Explanatory Note

The Company filed a Report on Form 6-K pertaining to its second quarter 2003 results on August 27, 2003. The company is hereby filing this amended 6-K to reflect a reclassification of a portion of the carrying amount of the convertible loan from debt to equity in conformity with EITF 00-27. The reclassification portion is related to the fair value of the beneficial conversion feature of the loan. It is noted that the reclassification appears only within the condensed consolidated balance sheets set forth within the body of this Form 6-K, and not within Exhibit 1 hereto. The reclassification results in an increase of $325 of equity and a corresponding discount on an account of the debt, such discount is amortized over the term of the convertible loans over three years. The reclassification does not affect the company's results of operations for the six months ending June 30, 2003.

Forward-Looking Statements

This  Report  on  Form  6-K  contains  forward-looking   statements,   including
projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the Report; we assume no obligation to update any of them. The statements in this Report are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in our market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Second Quarter 2003 Results

Attached hereto and incorporated by reference herein is our press release announcing the results of Q2 for 2003 (issued on August 27, 2003 prior to the above-noted reclassification which is the subject of this amended Form 6-K).

Furthermore, the balance sheet is presented below, on a pro forma as adjusted basis, to give effect to the sale of 5,546,667 ordinary shares in the two private placements announced on July 4th and August 16th at the prices of $0.50 and $0.60, respectively.

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

                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                               (USD in thousands)


                                                        June 30,
                                                        2003
                                                        Pro
                                             June 30,   Forma      December 31,
                                             2003       As         2002
                                             Actual     adjusted   Actual
                                             ------     ------     ------
Assets
Current Assets:
 Cash and cash equivalents ................  $1,034     $4,074     $1,388
 Trade receivables, net ...................      --         --         64
 Prepaid expenses and other
   accounts receivable ....................     145        145        231
                                             ------     ------     ------
 Total current assets .....................   1,179      4,219      1,683
                                             ------     ------     ------
Long-term lease deposits ..................       5          5          5
Equity investment in Imetrix ..............     240        240          3
Severance pay fund ........................     311        311        264
Property and equipment, net ...............     698        698      1,029
                                             ------     ------     ------
                                             $2,433     $5,473     $2,984
                                             ------     ------     ------
Liabilities and Shareholders' Equity
Current Liabilities:
 Accounts payable .........................     347        347        338
 Employees and payroll accruals ...........     615        615        424
 Accrued expenses and other liabilities ...     281        281        372
                                             ------     ------     ------
 Total current liabilities ................   1,243      1,243      1,134
                                             ------     ------     ------

 Other liabilities ........................     135        135        135
 Convertible loan, net ....................     243*       243*        --
 Accrued severance pay ....................     328        328        278
                                             ------     ------     ------
                                                706        706        413
                                             ------     ------     ------

 Shareholders' equity .....................     484*     3,524*     1,437
                                             ------     ------     ------
                                             $2,433     $5,473     $2,984
                                             ======     ======     ======
* = Reclassified

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

Information Incorporated by Reference

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

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

Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             COMMTOUCH SOFTWARE LTD.
                                                   (Registrant)


Date October 17, 2003                          By
                                                  ------------------------------
                                                         Devyani Patel
                                                         VP Finance

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                                  Exhibit Index


Exhibit Number             Description of Exhibit
--------------             ----------------------
1                          Press  release  of  August  21,  2003

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